SCHEDULE 13G

                                 (Rule 13d-102)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(b),
        (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934


                               AU Optronics Corp.
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                                (Name of Issuer)


                    Common Shares, par value NT$10 per share
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                         (Title of Class of Securities)


                                   0000022551
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                                 (CUSIP Number)


                                December 31, 2002
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             (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    [ ] Rule 13d - 1(b)

    [ ] Rule 13d - 1(c)

    [X] Rule 13d - 1(d)
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                                  SCHEDULE 13G

--------------------                                           -----------------
CUSIP No. 0000022551                                           Page 2 of 6 Pages
--------------------                                           -----------------

------- ------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BENQ Corporation
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]
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  3   SEC USE ONLY

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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of China
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                               5   SOLE VOTING POWER
                                   596,254,368
     Number of                 -------------------------------------------------
      Shares                   6   SHARED VOTING POWER
   Beneficially                    0
     Owned By                  -------------------------------------------------
       Each                    7   SOLE DISPOSITIVE POWER
     Reporting                     596,254,368
      Person                   -------------------------------------------------
       With                    8   SHARED DISPOSITIVE POWER
                                   0
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 596,254,368
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  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 15.0%
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  12  TYPE OF REPORTING PERSON*

                 CO
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                                  Page 2 of 6

Item 1(a).   Name of Issuer.

             AU Optronics Corp.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsin-Chu, Taiwan, the Republic of China

Item 2(a).   Name of Person Filing.

             BENQ Corporation

Item 2(b).   Address of Principal Business Office or, if None, Residence.

             The address of the principal business office of BENQ Corporation is 157 Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, the Republic of China.

Item 2(c).   Citizenship.

             BENQ is incorporated under the laws of the Republic of China.

Item 2(d).   Title of Class of Securities.

             Common Shares, par value NT$10 per Share.

Item 2(e).   CUSIP Number.

             0000022551

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ]    Broker or dealer registered under Section 15 of the Act,

         (b) [ ]    Bank as defined in Section 3(a)(6) of the Act,

         (c) [ ]    Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
Page 3 of 6
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         (f) [ ]    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

         (h) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.      Ownership.

         (a) Amount beneficially owned:

             See the response to Item 9 on the attached cover page.

         (b) Percent of class:

               See the response to Item 11 on the attached cover page.

         (c) Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    See  the response to Item 5 on the attached cover page.

              (ii)  Shared power to vote or to direct the vote:

                    See the response to Item 6 on the attached cover page.

             (iii)    Sole power to dispose or to direct the disposition:

                    See the response to Item 7 on the attached cover page.

              (iv)  Shared power to dispose or to direct the disposition of:

                    See the response to Item 8 on the attached cover page.

Item 5.      Ownership of Five Percent or Less of the Class.

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                    BENQ CORPORATION


                                                    By: /s/ Eric Ky Yu
                                                        ------------------------
                                                        Name:  Eric Ky Yu
                                                        Title: CFO